# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MICROVISION, INC., CIK 0000065770
CUSIP: 594960403
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18390 NE 68TH STREET, REDMOND, Washington (WA), 98052
Date of event which requires filing of this statement: 09/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058451

## Reporting persons
- Gnauck Johannes: type of reporting person: individual (IN); citizenship or place of organization: Wyoming (WY); sole voting power 2,377,408; shared voting power 0; sole dispositive power 2,377,408; shared dispositive power 0; aggregate amount beneficially owned 2,377,408 (7.9% of the class)
- JG Global LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); sole voting power 2,377,408; shared voting power 0; sole dispositive power 2,377,408; shared dispositive power 0; aggregate amount beneficially owned 2,377,408 (7.9% of the class)

## Item 1. Issuer
Name of issuer: MICROVISION, INC.
Address of issuer's principal executive offices: 18390 NE 68TH STREET, REDMOND, WASHINGTON, 98052.

## Item 2. Person Filing
Name of person filing: Johannes Gnauck ("Gnauck") and JG Global LLC ("JG Global", and together with Gnauck, the "Reporting Persons") are hereby jointly filing this Schedule 13G because such Reporting Persons may be deemed to beneficially own the same securities named in Item 1 due to certain affiliations among the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons have executed a written agreement relating to the joint filing of this Schedule 13G (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit 99.1.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Persons is PO Box 168, Wilson, WY 83014, USA.
Citizenship: Gnauck is a United States citizen. JG Global is formed in Wyoming.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Gnauck may, by reason of his status as a controlling person of JG Global, be deemed to own beneficially the securities held by JG Global.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The information in Row 11 is calculated on the basis of 30,150,027 shares of Common Stock issued and outstanding as of August 14, 2026, as reported by the Issuer in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 17, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Gnauck has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT 99.1-JOINT FILING AGREEMENT

## Signatures
- Gnauck Johannes: /s/Johannes Gnauck, Johannes Gnauck (09/18/2026)
- JG Global LLC: /s/Johannes Gnauck, Authorized Member (09/18/2026)